Hard Creek Nickel Corporation
Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

Interim Consolidated Balance Sheets	Statement 1

Interim Consolidated Statements of Loss and Comprehensive Loss	Statement 2

Interim Consolidated Statements of Deficit	Statement 3

Interim Consolidated Statements of Cash Flows	Statement 4

Notes to Interim Consolidated Financial Statements

Consolidated Schedule of Deferred Exploration and Development Costs	Schedule 1

Hard Creek Nickel Corporation

Notice Of No Auditor Review Of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Mark Jarvis”
President and Chief Executive Officer

Statement 1
Hard Creek Nickel Corporation
Interim Consolidated Balance Sheets
(Unaudited)

ASSETS
	September	December 31,
	30, 2010	2009
CURRENT
Cash and cash equivalents	$1,301,307	$813,736
Recoverable taxes	46,729	21,282
Mining tax credits (Note 3)	142,123	1,301,506
Miscellaneous receivable	774	1,518
Prepaid expenses	30,592	38,844
	1,521,525	2,176,886

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $93,607 (2009: $83,447)	47,345	54,414
MINERAL PROPERTY INTERESTS (Note 4)	179,500	179,500
DEFERRED EXPLORATION COSTS (Schedule 1)	29,754,181	28,321,528
	$31,690,451	$30,920,228

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$209,817	$285,527
FUTURE INCOME TAXES (Note 3)	819,203	819,203
	1,029,020	1,104,730
CONTINGENCIES AND COMMITMENTS (Note 1)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	41,109,401	39,562,338
CONTRIBUTED SURPLUS (Note 5)	4,823,435	4,569,349
DEFICIT	(15,271,405)	(14,316,189)
	30,661,431	29,815,498
	$31,690,451	$30,920,228

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

ADMINISTRATIVE EXPENSES
Amortization	$3,496	$4,303	$10,160	$12,908
Consulting	-	-	750	5,800
Consulting – stock-based (Note 6)	22,618	-	52,049	-
Directors’ fees (Note 6)	6,000	6,000	18,000	18,000
Office and general	67,582	66,150	232,759	238,201
Investor relations	37,508	19,428	159,166	127,113
Investor relations – stock-based	6,453	-	158,208	6,045
Legal and audit	17,530	21,627	41,705	175,366
Management fees (Note 6)	66,000	66,000	198,000	198,000
Management fees – stock-based (Note 6)	-	-	-	33,905
Property impairment	-	-	-	6,527
Salaries and benefits	5,347	6,717	25,488	25,349
Salaries and benefits – stock based	-	-	-	315
Travel and promotion	27,365	6,373	102,285	27,876

LOSS BEFORE OTHER INCOME	259,899	193,598	998,570	875,405

OTHER INCOME
Interest and other	(340)	(1,809)	(43,354)	(18,613)

NET AND COMPREHENSIVE LOSS	259,559	191,789	955,216	856,792

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	66,545,052	60,370,592	64,005,734	60,370,592

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Interim Consolidated Statements of Deficit
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

DEFICIT, BEGINNING	$15,011,846	$13,503,654	$14,316,189	$12,838,651

NET LOSS	259,559	191,789	955,216	856,792

DEFICIT, ENDING	$15,271,405	$13,695,443	$15,271,405	$13,695,443

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

OPERATING ACTIVITIES
Net loss	$(259,559)	$(191,789)	$(955,216)	$(856,792)
Non cash items
– amortization	3,496	4,303	10,160	12,908
– property impairment	-	-	-	6,527
– stock-based compensation		-	210,257	40,265
	29,071

	(226,992)	(187,486)	(734,799)	(797,092)
Change in non-cash working capital	(108,230)	(111,201)	919,241	54,162

	(335,222)	(298,687)	184,442	(742,930)

INVESTING ACTIVITIES
Purchase of office and exploration equipment	(2,105)	-	(3,091)	(387)
Exploration and development costs	(388,995)	(725,272)	(1,284,672)	(1,743,850)

	(391,100)	(725,272)	(1,287,763)	(1,744,237)

FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs	-	-	1,590,892	-

	-	-	1,590,892	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(726,322)	(1,023,959)	487,571	(2,487,167)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,027,629	2,662,027	813,736	4,125,235

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,301,307	$1,638,068	$1,301,307	$1,638,068

Supplementary Information
Cash paid for income tax	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-

Cash and equivalents are comprised of:
Cash	$105,307	$42,068	$105,307	$42,068
Guaranteed Investment certificates	$1,196,000	$1,596,000	$1,196,000	$1,596,000

Non-cash transactions:
        2009
        There were no non-cash transactions for the nine months ended September 30, 2009.

         2010
         Warrants with an estimated fair value of $47,621 were issued to brokers as fees relating to brokered private placements. (Note 5).

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

1.	NATURE OF OPERATIONS

Hard Creek Nickel Corporation (the “Company”) is engaged in the acquisition and exploration of mineral properties. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company does have sufficient cash reserves to continue operations for the fiscal year 2010. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities and development activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.	RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board of Canada (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company has completed a scoping and diagnostic analysis during the fiscal year ended December 31, 2009 and has designed an IFRS conversion plan for significant conflicts between Canadian GAAP and IFRS. This conversion plan is expected to be implemented during the fourth quarter of 2010.

Other pronouncements issued by the CICA or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), the more significant of which are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	b)	Equipment

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

c)	Mineral property interests

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, and exploration are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral property interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

d)	Stock-based compensation

The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black-Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and future income taxes. Financial results as determined by actual events could differ from those estimates.

	f)	Future income taxes

The Company follows CICA Handbook Section 3465, "Income Taxes" in accounting for income taxes. Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

	g)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

	h)	Share capital – Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same year.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	i)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property interests related to retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company's resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non-compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

	j)	Impairment of long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management's fair value determinations of estimated recoverable value.

	k)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

	l)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of loss and comprehensive loss depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency. Changes in interpretation of the relevant legislation and rules governing these tax credits may result in adjustments to the credits recorded in the statements.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	m)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever value is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

	n)	Financial Instruments

The Company follows CICA Handbook Section 3855, "Financial Instruments". This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company's financial instruments consist of cash and cash equivalents, recoverable taxes, mining tax credits, and accounts payable. Cash and cash equivalents, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes and mining tax credits are classified as loans and receivables and are measured at amortized cost. Accounts payable, which is measured at amortized cost, is classified as other financial liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the nine months ended September 30, 2010 and the year ended December 31, 2009, the Company has no derivatives or embedded derivatives.

	o)	Comprehensive income

The Company follows CICA Handbook Section 1530, "Comprehensive Income". Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income. For the nine months ended September 30, 2010 and the year ended December 31, 2009, comprehensive loss was equal to net loss.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

4.	MINERAL PROPERTY INTERESTS

Turnagain property acquisition costs and terms are as follow:

	September 30, 2010	December 31, 2009
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in Northern British Columbia, Canada. One of the claims is subject to a 4% net smelter return (“NSR”). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the nine months ended September 30, 2010, the Company incurred costs totalling $1,428,341 (2009 - $1,767,792) (Refer to Schedule 1).

The Company also has a 100% interest in three other mineral properties in the vicinity of the Turnagain property including the Lime, Dease Lime and Wheaton Lime claims.

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. There was no work completed on these properties in during the first nine months of 2010.

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. During the nine months ended September 30, 2010, the Company incurred costs totalling $115 (2009 - $Nil) (Refer to Schedule 1).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. During the nine months ended September 30, 2010, the Company incurred costs totalling $4,197 (2009 - $Nil) (Refer to Schedule 1).

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	September 30, 2010		December 31, 2009

	Number of		Number of
	Shares	$	Shares	$

Issued and outstanding:
Balance, beginning of period	60,370,591	39,562,338	60,370,592	39,562,338
Private placements, net of costs i)	4,000,000	890,183	-	-
Exercise of options ii)	65,000	24,042	-	-
Exercise of warrants iii)	2,109,461	632,838	-	-

Balance, end of period	66,545,052	41,109,041	60,370,592	39,562,338

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

5.	SHARE CAPITAL (CONTINUED) 2010 share transactions:

(i)	In April 2010, the Company completed a non-brokered private placement for 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000,000.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.40 per share for a period of one year. The fair value of the warrant included in the unit was determined to be $0.09.

As consideration for their services under the brokered private placement, the Agents received a cash commission of $57,000 and 228,000 share purchase warrants valued at $47,621. These costs were offset against the gross proceeds. The Agent Warrants are exercisable into one common share at $0.40 for a period of one year.

In the event the common shares of the company close for 20 consecutive trading days at an average price of $0.60 cents or above, the company shall have the right to require the conversion of the warrants at the exercise price. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the company.

As part of this private placement, the Company incurred other share issue costs of $5,196 for filings fees.

(ii)

During the first nine months, 65,000 share purchase options were exercised for total cash proceeds of $20,250. The Company previously allocated $3,792 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

(iii)	During the first nine months, 2,109,461 share purchase warrants were exercised for total cash proceeds of $632,838.

2009 share transactions:

There were no share transactions for the year ending December 31, 2009.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

5.	SHARE CAPITAL (CONTINUED)

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding. The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX. A summary of the Company’s stock option activity is as follows:

	September 30, 2010		December 31, 2009
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Balance, beginning of period	5,982,500	$0.76	5,200,000	$0.96

Granted	1,250,000	0.41	2,870,000	0.32

Exercised	(65,000)	0.31	-	-

Cancelled/Expired	(1,160,000)	1.49	(2,087,500)	0.85

Balance, end of period	6,007,500	$0.55	5,982,500	$0.76

Exercisable, at end of period	5,482,500	$0.56	5,782,500	$0.76

During the nine months ended September 30, 2010, the Company granted a total of 1,250,000 stock options to employees and consultants. The stock options were determined to have a fair value of $260,744 or $0.21 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair value recognized in the statement of loss and comprehensive loss was $210,257 for the nine months ended September 30, 2010. As of September 30, 2010, 5,482,500 stock options have vested and 525,000 stock options remain unvested with total fair value of $60,454. The weighted average remaining lives of the vested and unvested stock options are 2.78 years and 1.01 years, respectively.

During the year ended December 31, 2009, the Company granted a total of 2,870,000 stock options to directors, consultants and employees. The stock options were estimated to have a fair value of $199,358 or $0.07 per option. Management estimated the fair value using the Black-Scholes option pricing model with the assumptions as noted below. During the year ended December 31, 2009, $56,414 was capitalized to mineral property interests. As of December 31, 2009, 5,782,500 stock options have vested and 200,000 stock options remain unvested with total fair value of $71,200. The weighted average remaining lives of the vested and unvested stock options are 3.29 years and 1.18 years, respectively.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

5.	SHARE CAPITAL (CONTINUED)

Stock Options:

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Risk-free interest rate	1.74 - 2.76%	1.98 - 2.58%

Dividend yield	0%	0%

Volatility factor	82 - 96%	70 - 82%

Expected option life	2 - 5 Yrs.	5 Yrs.

The following stock options were outstanding at September 30, 2010:

Number of Shares	Exercise Price	Expiry Date

775,000	0.75	January 16, 2011
150,000	0.80	June 16, 2011
10,000	0.80	September 21, 2011
50,000	2.15	March 27, 2012
150,000	0.45	April 5, 2012
15,000	2.70	April 23, 2012
7,500	2.80	May 29, 2012
50,000	2.20	October 1, 2012
190,000	1.00	April 1, 2013
500,000	0.41	May 1, 2013
450,000	1.00	June 27, 2013
285,000	1.00	July 22, 2013
1,860,000	0.30	February 17, 2014
915,000	0.35	October 15, 2014
100,000	0.35	January 8, 2015
500,000	0.40	June 10, 2015

6,007,500

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

5.	SHARE CAPITAL (CONTINUED)

Share Purchase Warrants:

The Company issues share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company’s share purchase warrant activity is as follows:

	September 30, 2010		December 31, 2009
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of period	2,719,802	$0.30	2,719,802	$0.30

Issued	2,228,000	0.40	-	-

Exercised	(2,109,461)	0.30	-	-

Expired	(610,341)	0.30	-	-

Balance, end of period	2,228,000	$0.40	2,719,802	$0.30

The following share purchase warrants are outstanding at September 30, 2010:

Number of Shares	Exercise Price	Expiry Date

290,000	$ 0.40	April 6, 2011

1,938,000	0.40	April 20, 2011

2,228,000

The weighted average remaining life of all outstanding share purchase warrants at September 30, 2010 is 0.55 years.

Contributed Surplus:

Changes to the Company’s contributed surplus are summarized as follows:

	September 30, 2010	December 31, 2009

Balance, beginning of period	$4,569,349	$4,363,875
Stock-based compensation	210,257	205,474
Fair value of broker warrants	47,621	-
Stock options exercised	(3,792)	-

Balance, end of period	$4,823,435	$4,569,349

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

6.	RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2010, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	September 30, 2010	September 30, 2009
Geological and project management services	$112,500	$112,500
Directors’ fees	18,000	18,000
Management fees	198,000	198,000
Stock-based compensation	-	44,693
	$328,500	$373,193

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties.

7.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Hard Creek Nickel Corporation
Notes to Interim Consolidated Financial Statements
(Unaudited)
September 30, 2010

7.	FINANCIAL INSTRUMENTS (CONTINUED)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk.

The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the nine months ended September 30, 2010 or the year ended December 31, 2009.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at September 30, 2010 and December 31, 2009, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at September 30, 2010 and December 31, 2009.

8.	CAPITAL MANAGEMENT

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Costs
For The Nine Months Ended September 30, 2010

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	September 30,
	2008	2009	2009	2010	2010

Assays and testing	$1,985,888	$23,918	$2,009,806	$6,348	$2,016,154
Claims renewal /Staking	416,202	5,318	421,520	615	422,135
Drilling	12,408,714	18,393	12,427,107	-	12,427,107
Environmental studies	1,010,853	130,404	1,141,257	40,246	1,181,503
Exploration data management	804,085	82,724	886,809	11,725	898,534
First Nations	21,835	73,109	94,944	71,500	166,444
Geochemistry	100,956	24	100,980	-	100,980
Geological services	5,523,668	1,013,182	6,536,850	617,149	7,153,999
Geophysical services	686,783	15,300	702,083	-	702,083
Metallurgy	1,632,672	816,035	2,448,707	535,228	2,983,935
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,136,136	107,116	1,243,252	63,191	1,306,443
Transportation	2,161,958	169,312	2,331,270	86,651	2,417,921
Write down property	(112,820)	(6,527)	(119,347)	-	(119,347)
BC refundable mining tax credits	(2,549,624)	920,514	(1,629,110)	-	(1,629,110)
Federal non-refundable
mining tax credits	(605,284)	180,712	(424,572)	-	(424,572)

	$24,771,994	$3,549,534	$28,321,528	$1,432,653	$29,754,181